UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549



                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 3)*


                              MANOR CARE, INC.
         ---------------------------------------------------------
                              (Name of Issuer)


                                Common Stock
         ---------------------------------------------------------
                      (Title of Class and Securities)


                                404134-10-8
         ---------------------------------------------------------
                               (CUSIP Number)

                        Lisa Bellamy (301) 592-1300
                      Realty Investment Company, Inc.
       10770 Columbia Pike, Suite 100, Silver Spring, Maryland 20901
         ---------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                               March 3, 2000
         ---------------------------------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                    13D

     CUSIP No.           404134-10-8
              -------------------------------------------------------------

                      This Statement constitutes Amendment no. 3 to the statement on Schedule 13D filed with the Securities and Exchange Commission ("Schedule 13D") by Stewart Bainum, Jr. on October 5, 1998, as amended, in connection with his beneficial ownership of shares of the capital stock of Manor Care, Inc. Terms not defined in this Amendment shall have the respective meaning ascribed to such terms in the Schedule 13D.

    Item 4.  Purpose of the Transaction

                      Item 4 is hereby amended and restated in its entirety to read as follows:

                      The Reporting Person recently had discussions with Mr. William H. Longfield, a director and Co-Chair of a Special Committee of the Board of Directors of Manor Care, Inc. (the "Issuer"), relating to the Reporting Person's interest, in light of the Reporting Person's understanding that the Special Committee is considering a buyout proposal for the Company, in exploring a possible recapitalization or leveraged buyout transaction involving the Issuer.
                      The Reporting Person is speaking with several sources of equity and/or debt financing to obtain the funds necessary for such a transaction. On March 3, 2000, the Reporting Person sent a letter to Mr. Longfield, a copy of which is attached as an exhibit to this
                      Schedule 13D and is incorporated herein by reference.

                      No assurances can be given as to whether or not the Reporting Person will submit a proposal to the Special Committee or as to the terms and conditions thereof. In addition, if a proposal is submitted, no assurances can be given as to whether it would be acceptable to the Special Committee or the Board of Directors of the Issuer or whether any such proposal would result in a definitive agreement being executed. In the event that the Reporting Person proceeds with formulating a proposal with respect to the Issuer, it is expected that the Reporting Person's family members would participate in any such transaction. In the event that the Reporting Person does not formulate a proposal, he presently intends to review his involvement in the Issuer on a continuing basis and reserves the right to maintain his holdings at current levels, or sell or exchange all or a portion of his holdings in the open market or in privately negotiated transactions or otherwise. Any such actions will depend upon, among other things, the availability of Shares for purchase at satisfactory price levels; the continuing evaluation of the Issuer's business, financial condition, operations and prospects; general market, economic and other conditions; the relative attractiveness of alternative business and investment opportunities; the availability of financing; the actions of the management and Board of Directors of the Issuer; and other future developments. The Reporting Person was contacted on behalf of the Issuer over the last several months, regarding his possible interest in negotiating an exchange of his shares in the Issuer for certain assets of the Issuer. After preliminary discussions, this matter was not pursued.

                      Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

        Item 7.       Material to be Filed as Exhibits

            99.1 Letter from the Reporting Person to Mr. William H. Longfield dated March 3, 2000.




                                 Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 3, 2000

                                               /s/ Stewart Bainum, Jr.
                                               -----------------------
                                               Stewart Bainum, Jr.